Rule 424(b)(2)

Registration Statement No. 333-119172

2-Year Floating Rate Notes: CUSIP 125577AU0; ISIN US125577AU02; Common Code 023930021

3-Year Floating Rate Notes: CUSIP 125577AV8; ISIN US125577AV84; Common Code 023930072

PRICING SUPPLEMENT NO. 18

Dated December 14, 2005 to

Prospectus, dated November 1, 2005 and

Prospectus Supplement, dated November 1, 2005

$1,250,000,000

CIT Group Inc.

$750,000,000 Floating Rate Notes Due December 19, 2007

$500,000,000 Floating Rate Notes Due December 19, 2008

Joint Lead Managers

Barclays Capital	Bear, Stearns & Co. Inc.	JPMorgan

_____________________________

Co-Managers

CIBC World Markets	HSBC	RBC Capital Markets
RBS Greenwich Capital		UBS Investment Bank

(X) Senior Notes	( ) Subordinated Notes
Principal Amount:	$750,000,000 in 2-Year Floating Rate Notes; $500,000,000 in 3-Year Floating Rate Notes.
Proceeds to Corporation:	99.90%, or $749,250,000 for the 2-Year Floating Rate Notes; 99.85%, or $499,250,000, for the 3-Year Floating Rate Notes.
Underwriters’ Commission:	0.10%, or $750,000, for the 2-Year Floating Rate Notes; 0.15%, or $750,000, for the 3-Year Floating Rate Notes.
Issue Price:	100.00%, or $750,000,000 for the 2-Year Floating Rate Notes; 100.00%, or $500,000,000 for the 3-Year Floating Rate Notes.
Original Issue Date:	December 19, 2005 for each of the 2-Year Floating Rate Notes and the 3-Year Floating Rate Notes.
Maturity Date:

December 19, 2007 for the 2-Year Floating Rate Notes, provided that if such day is not a Business Day, the required payment of principal and interest will be made on the following day which is a Business Day as if it were made on the date this payment was due, and no interest will accrue as a result of this delayed payment.

December 19, 2008 for the 3-Year Floating Rate Notes, provided that if such day is not a Business Day, the required payment of principal and interest will be made on the following day which is a Business Day as if it were made on the date this payment was due, and no interest will accrue as a result of this delayed payment.

Interest Rate Basis:	LIBOR Telerate for each of the 2-Year Floating Rate Notes and the 3-Year Floating Rate Notes.
Index Maturity:	Three months for each of the 2-Year Floating Rate Notes and the 3-Year Floating Rate Notes.
Spread:	+7 basis points (0.07%) for the 2-Year Floating Rate Notes and +15 basis points (0.15%) for the 3-Year Floating Rate Notes.
Interest Rate Calculation:	LIBOR Telerate determined on the Interest Determination Date plus the Spread for each of the 2-Year Floating Rate Notes and the 3-Year Floating Rate Notes.
Initial Interest Rate:	LIBOR Telerate determined two London Business Days prior to the Original Issue Date plus the Spread for each of the 2-Year Floating Rate Notes and the 3-Year Floating Rate Notes.
Specified Currency:	U.S. Dollars ($).
Delivery:	The Notes are expected to be delivered in book-entry form only, to purchasers through The Depository Trust Company, Clearstream and Euroclear, as the case may be, on or about December 19, 2005.
Form:	Global Notes.
Denominations:	The Notes will be issued only in denominations of $100,000 and integral multiples of $1,000 in excess thereof.
Interest Reset Dates:

For each of the 2-Year Floating Rate Notes and the 3-Year Floating Rate Notes, quarterly on March 19, June 19, September 19 and December 19 of each year, commencing on March 19, 2006, provided that if any such day would otherwise fall on a day that is not a Business Day, then the Interest Reset Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

Interest Payment Dates:

For each of the 2-Year Floating Rate Notes and the 3-Year Floating Rate Notes, interest will be paid on the Maturity Date and quarterly on March 19, June 19, September 19 and December 19 of each year, commencing on March 19, 2006, provided that if any such day is not a Business Day, then the Interest Payment Date will be postponed to the following day which is a Business Day, except that if this Business Day falls in the next succeeding calendar month, then the Interest Payment Date will be the immediately preceding Business Day.

Accrual of Interest:

For each of the 2-Year Floating Rate Notes and the 3-Year Floating Rate Notes, accrued interest will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The “Interest Factor” for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Interest Determination Date for the Floating Rate Notes:	Two London Business Days prior to each Interest Reset Date.
Calculation Date for the Floating Rate Notes:	The earlier of (i) the fifth Business Day after each Interest Determination Date, or (ii) the Business Day immediately preceding the applicable Interest Payment Date.
Maximum Interest Rate for the Floating Rate Notes:	Maximum rate permitted by New York law.
Minimum Interest Rate for the Floating Rate Notes:	0.0%.
Exchange Listing:	None.
Other Provisions:

“2-Year Floating Rate Notes” means the $750,000,000 Floating Rate Notes Due December 19, 2007.

“3-Year Floating Rate Notes” means the $500,000,000 Floating Rate Notes Due December 19, 2008, and together with the 2-Year Floating Rate Notes, the “Notes.”

“LIBOR Telerate” means the rate for deposits in U.S. dollars having the Index Maturity specified above which appears on the Telerate Page 3750 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

“Telerate Page 3750” means the display page designated as page 3750 on the Moneyline Telerate service (or such other page as may replace page 3750 on that service for the purpose of displaying London Interbank Offered Rates).

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York, and a day that is also a London Business Day.

“London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Trustee, Registrar, Authenticating Agent, U.S. Calculation Agent and U.S. Paying Agent:	J.P. Morgan Trust Company, National Association.

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CUSIP:	125577AU0 for the 2-Year Floating Rate Notes; 125577AV8 for the 3-Year Floating Rate Notes.

ISIN:	US125577AU02 for the 2-Year Floating Rate Notes; US125577AV84 for the 3-Year Floating Rate Notes.

Common Code:	023930021 for the 2-Year Floating Rate Notes; 023930072 for the 3-Year Floating Rate Notes.

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PLAN OF DISTRIBUTION

We have entered into a terms agreement, dated as of December 14, 2005, with the Underwriters named below, for whom Barclays Capital Inc., Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. are acting as representatives. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to each of the Underwriters, and each of the Underwriters have severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

Underwriters of Notes	Principal Amount of
	2-Year Floating Rate Notes	3-Year Floating Rate Notes
Barclays Capital Inc.	$195,000,000	$130,000,000
Bear, Stearns & Co. Inc.	195,000,000	130,000,000
J.P. Morgan Securities Inc.	195,000,000	130,000,000
CIBC World Markets Corp.	33,000,000	22,000,000
Greenwich Capital Markets, Inc.	33,000,000	22,000,000
HSBC Securities (USA) Inc.	33,000,000	22,000,000
RBC Capital Markets Corporation	33,000,000	22,000,000
UBS Securities LLC	33,000,000	22,000,000
Total	$750,000,000	$500,000,000

We have been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering prices set forth on page one of this pricing supplement, and to certain dealers at a price less a concession not in excess of 0.05% of the principal amount of the 2-Year Notes and 0.10% of the principal amount of the 3-Year Notes. The Underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 0.025% of the principal amount of the 2-Year Notes and 0.05% of the principal amount of the 3-Year Notes. After the initial public offering, the public offering prices and these concessions may be changed from time to time.

The Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

The terms agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the Notes if any are purchased.

In connection with this offering, some or all of the Underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which those Underwriters and affiliates may bid for or purchase Notes for the purpose of stabilizing the market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with this offering than they are committed to purchase from us. In that case, the Underwriters may purchase Notes in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

Certain of the underwriters may make the Notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between such Underwriters and their respective customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from such Underwriters based on transactions they conduct through the system. Such Underwriters will make the Notes available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

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Other than this pricing supplement, the accompanying prospectus, prospectus supplement, issuer free writing prospectus and any registration statement of which they form a part, each in electronic format as filed with the SEC, the information on any Web site is not a part of this pricing supplement, the accompanying prospectus, prospectus supplement, issuer free writing prospectus or any registration statement of which they form a part.

Some or all of the Underwriters or their affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries.

The terms agreement provides that CIT will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary discusses certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes by U.S. Holders (as defined in the accompanying Prospectus Supplement, dated November 1, 2005). This summary is applicable only to investors who purchase the Notes in the initial offering at their original issue price and hold the Notes as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address investors that are subject to special tax rules (including financial institutions, tax-exempt organizations, dealers in securities, partnerships or other pass-through entities for U.S. federal income tax purposes and persons subject to alternative minimum tax) or that hold the Notes as part of an integrated investment. This summary supplements, and should be read in conjunction with, the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying Prospectus Supplement, dated November 1, 2005.

For U.S. federal income tax purposes, the Notes will be treated as “variable rate debt instruments” that provide for stated interest at a single “qualified floating rate.” A U.S. Holder will, under the applicable Treasury regulations, be required to include in gross income, as ordinary interest income, the stated interest on a Note at the time such interest accrues or is received, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. In the case of a U.S. Holder that uses the accrual method of tax accounting, the amount of interest accrued during an accrual period would be determined by assuming that the Notes bear interest at a fixed interest rate equal to the value, as of the issue date, of the qualified floating rate, and the interest allocable to the accrual period would be adjusted to reflect the interest actually paid during the accrual period.

U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax treatment, and the tax consequences to them of the acquisition, ownership and disposition, of the Notes.

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